Pioneer International Equity Fund
                                 60 State Street
                                Boston, MA 02109

July 18, 2007

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Dominic Minore, Esq.

Re: Delaying Amendment for Pioneer International Equity Fund (the "Registrant") Registration Statement on Form N-14 (the "Registration Statement")
     (File No. 333-143882)



Ladies and Gentlemen:

Pursuant to Rule 473 under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant is hereby filing a delaying amendment with respect its Registration Statement relating to the proposed reorganization of Pioneer International Core Equity Fund into the Registrant. The Registration Statement was filed with the Securities and Exchange Commission (the "Commission") on June 19, 2007 pursuant to Rule 488 under the Securities Act.

The Registrant hereby amends the Registration Statement to delay its effective date until the Registrant shall file a further amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Pursuant to the requirements of the Securities Act and Rule 478 thereunder, this delaying amendment has been signed on behalf of the Registrant, in the City of Boston and the Commonwealth of Massachusetts, on the 18th day of July, 2007.

If you have any questions or comments, please do not hesitate to contact Elaine
S. Kim, Esq. (617) 526-6685 or Christopher P. Harvey, Esq., counsel to the Registrant.


                                              PIONEER INTERNATIONAL EQUITY FUND

                                              /s/ Christopher J. Kelley
                                              -------------------------
                                              By: Christopher J. Kelley
                                              Title:  Assistant Secretary